June 21, 2012

VIA EDGAR

Jeffrey Riedler, Assistant Director

Jennifer Riegel, Special Counsel

Nandini Acharya, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
Filed May 18, 2012
File No. 333-181534

Ladies and Gentlemen:

On behalf of RXi Pharmaceuticals Corporation (the “Company”), we are submitting to the Securities and Exchange Commission (the “Commission”) the Company’s response to the comment from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated June 11, 2012 regarding the Company’s Registration Statement on Form S-1 (File No. 333-181534), which was filed with the Commission on May 18, 2012 (the “Registration Statement”).

The comment has been reproduced below in italics, followed by the Company’s response. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

1. Please provide us with your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) rather than a primary offering. In your analysis, please address the following among any other relevant factors:

•	The number of selling stockholders and the percentage of the overall offering made by each stockholder;

•	The amount of shares involved;

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•	The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	Any relationships among the selling stockholders;

•	The discount at which the selling stockholders will purchase the common stock underlying the preferred stock upon conversion;

•	Whether or not any of the selling stockholders is in the business of buying and selling securities; and

•	Whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the company.

Alternatively, please name the selling stockholders as underwriters and register the offering on a registration statement for which you are eligible to conduct a primary offering consistent with Rule 415. Please see our Compliance and Disclosure Interpretation 612.09 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm for further guidance.

Response to Comment 1:

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and that the selling stockholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).

Background

On September 24, 2011, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the two selling stockholders identified in the Registration Statement (the “Investors”), both of whom are accredited investors, for the sale of 9,500 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) for aggregate consideration of $9.5 million. This financing transaction pursuant to which the Preferred Stock was offered and sold is referred to herein as the “Financing.” The Financing closed on April 27, 2012 (the “Closing Date”) following the registration under the Act of the distribution of shares of the Company’s common stock pursuant to a spin-out that was effected through a dividend declared and paid by Galena Biopharma, Inc (“Galena”).

The Preferred Stock was issued on the Closing Date pursuant to the exemption from registration provided by Section 4(2) of the Act. In the Purchase Agreement, the Investors made customary representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.

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Preferred Stock Conversion Features

Pursuant to the terms of the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”), the Preferred Stock is convertible into common stock, par value $0.0001 per share (the “Common Stock”), at a fixed conversion rate. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is only subject to adjustment in the event of a stock split, reverse stock split or similar recapitalization event. In no event is the conversion price for the Preferred Stock subject to adjustment based on future issuances of capital stock by the Company (i.e., there are no anti-dilution features). Additionally, the Preferred Stock is not entitled to vote in the election of directors and generally has no voting rights, other than with respect to certain extraordinary events, such as an amendment to the rights, preferences or privileges of the Preferred Stock or any liquidation or dissolution of the Company.

The Preferred Stock is subject to a “blocker” provision contained in the Certificate of Designations, which prevents the conversion of the Preferred Stock to the extent that the holder would, after conversion, beneficially own more than 9.999% of the Company’s issued and outstanding Common Stock. Accordingly, the selling stockholders will not, by virtue of their ownership of the Preferred Stock and the Common Stock underlying the Preferred Stock (the “Conversion Shares”), beneficially own more than 9.999% of the Company’s voting securities. Of the total number of Conversion Shares underlying the Preferred Stock, approximately 20% of the Conversion Shares are being registered for resale under the Registration Statement.

Not a “Toxic” Financing

The terms of the Financing do not include any conversion price “re-sets”, floating price conversion rights or other “toxic” features that have historically prompted the Staff’s concerns regarding financing transactions that have sometimes been characterized as “extreme convertible” transactions. The Certificate of Designations does not contain any conversion price adjustment mechanisms, including anti-dilution adjustments, other than customary adjustments that would apply in the case of a stock split, reverse stock split and similar recapitalization event. Based on prior guidance provided by senior members of the Staff, the Company believes that the absence of any adjustment mechanisms would not raise concerns among the Staff with respect to the Staff’s interpretation of Rule 415.

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Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;....[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary....”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company: (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act), and (iii) in accordance with the Staff’s interpretive position, Rule 144 would not be available to the Investors to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a significant impact on the ability of a selling stockholder to sell the Common Stock registered on the Registration Statement. Because recharacterizing the offering as “by or on behalf of the registrant” has such a significant impact, and a mischaracterization can have a chilling effect on the ability of

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smaller public companies, such as the Company, to raise capital, the Company respectfully submits that the Staff should only recharacterize a secondary offering as being on behalf of a registrant after a review of the relevant facts and circumstances, including the factors set forth in Interpretation 214.02 (the “Interpretation”) from the Staff’s Compliance and Disclosure Interpretations, which states that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that the Registration Statement does relate to a valid secondary offering and that potentially all of the Conversion Shares can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the Investors have now held the shares (including the holding period for Preferred Stock, for which “tacking” would be permitted under Rule 144) for approximately two months as of the date of this letter (we further note that the Investors became contractually obligated to purchase the Preferred Stock in September 2011, which is nearly nine months ago). Even this shorter two-month holding period is substantially longer than the period required by the Staff for valid “PIPE” transactions.

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The Staff’s “PIPEs” interpretation is codified as Interpretation 139.11 (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.... The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (emphasis added)

The PIPEs Interpretation contemplates that a valid secondary offering could be registered under the Act prior to closing and that the resulting resale transactions could occur immediately following the closing of the initial private placement. Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, it stands to reason that a holding period of approximately two months must also be sufficient for a valid secondary offering.

This conclusion comports with long-standing custom and practice in PIPE transactions, where investors require that a registration statement be filed shortly after closing (typically within 30 days) and declared effective shortly thereafter (typically within 90 days from closing). Similar customary time periods apply in the case of the Financing.

The Circumstances Under Which The Investors Received the Shares

As described above, the securities covered by the Registration Statement underlie the Preferred Stock, which was issued in a valid private placement that complied in all respects with the PIPEs Interpretation and Section 4(2) of the Act. As noted above, the Certificate of Designations contains no “toxic” provisions or other terms that would be expected to merit any special concerns by the Staff. The Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act. There is no evidence to suggest that those representations are false and the Company respectfully submits that there is no basis for concluding that the Investors do not have the intention or ability to hold their shares for investment purposes for an indefinite period. Based on reports of recent statements of policy of the Staff relating to Rule 415, the Company believes that the Financing and the transactions contemplated under the Registration Statement fall squarely outside the area of Staff concern regarding its interpretation of Rule 415.

The Company is aware that a reader of the Registration Statement may equate the registration of securities with a present intent to distribute these securities. However, the Company respectfully submits that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio

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valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, the Investors are fiduciaries for their limited partners and other investors in their funds. As such, the Investors have a common law duty to act prudently. Accordingly, the Company understands that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities do not qualify as “margin stock.”

The Company further notes that the PIPEs Interpretation supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption. However, the PIPEs Interpretation supports the Company’s view that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

In addition, the Company respectfully notes that, excluding the first week of trading, during which trading volume was particularly heavy immediately following the initial distribution of shares through the spin-out from Galena, the average daily trading volume since May 10, 2012 (the first day on which its securities became publicly traded on the OTCQB) has been approximately 617,592 shares (the “Current Average Trading Volume”). If the Investors attempted to sell all of the shares covered by the Registration Statement (without regard to the “blocker” provision) through open-market sales at the Current Average Trading Volume, it would take between approximately 7 months and 6 years to do so, depending on how much of the future daily trading volume Investor sales represented (this estimated range assumes, in the shorter scenario, that 100% of selling activity in the Common Stock originates from the Investors; the longer scenario assumes that only 10% of the selling activity in the Common Stock originates from the Investors). Looking at the total number of Conversion Shares underlying the Preferred Stock, it would take the Investors between approximately 3 and 31 years for the Investors to fully liquidate their position, again assuming sales continue at the Current Average Trading Volume and Investor sales accounting for between 100% and 10% of the daily sales. The following table illustrates these hypothetical sales time periods:

	Years Needed to Sell Shares at Current Average Trading Volume (1)
Conversion Shares Sold	100%	50%	25%	10%
20% of total Conversion Shares (2)	0.62	1.23	2.47	6.16
100% of Conversion Shares (3)	3.08	6.16	12.33	30.82

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(1)	In making these calculations, the Company has taken into account no holidays (i.e., every weekday is a trading day). Based on actual trading days, the periods of time would be longer. Percentages in the table (100%, 50%, 25% and 10%) reflect an assumption of how much of the future trading volume would come from sales by the Investors.
(2)	Represents the total number of Conversion Shares being registered on the Registration Statement, which, in accordance with the Purchase Agreement, is 20% of the maximum number of shares issuable upon the conversion of the Preferred Stock without consideration of the “blocker” provision.
(3)	Represents the total number of Conversion Shares underlying the Preferred Stock without consideration of the “blocker” provision.

The Company respectfully submits that, considering these time periods, it is not reasonable to believe that the Investors purchased their shares in the Financing for the purpose of making a distribution if it would take them years or even decades to do so. Stated another way, the Company does not believe that it is reasonable to conclude that an investor would purchase such a large block of shares with the intent of effecting a distribution. The relatively thin trading in the Common Stock would render any attempt to distribute the shares impractical and the resulting lengthy holding period needed to liquidate, even if the Investors wished to do so, also favors the conclusion that the Investors are not acting as underwriters.

Further, the Company notes that there is nothing to suggest that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is nothing to suggest that any special selling efforts or selling methods have or would take place, even if all of the Conversion Shares were registered for resale under the Act. Nor is the Company aware of any facts to suggest that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. The Company further notes that doing so would violate the representations made by them in the Purchase Agreement.

Investor Relationship to the Issuer

As indicated above, both of the Investors are institutional investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. Moreover, it is important to note that the Investors each have beneficial ownership of only 9.999%

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of the Company’s voting stock, that, to the Company’s knowledge, there is no agreement between the Investors to act as a group, that neither of the Investors are represented on the Company’s Board of Directors, and that the Investors have no contractual rights to control or otherwise influence the conduct of the Company’s business and operations. Further, as a practical matter, the Company notes that since the Closing Date, the Investors have not sought, nor have they been provided, any opportunity to informally influence or control the Company’s operations. Accordingly, the Company believes that the Investors do not control, or have the ability to control, the Company directly or indirectly. In light of this lack of control, and in light of the fact that neither of the Investors are the largest beneficial holder of Common Stock (whereas each Investor beneficially owns 9.999% of the Common Stock, Advirna, LLC, the single largest stockholder, beneficially owns approximately 29% of the Common Stock), the Company respectfully submits that the Investors are not “affiliates” within the meaning of the Act.

The Amount of Shares Involved

At the outset, the Company wishes to note that the number of shares being registered is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415, and that the multi-factorial nature of the analysis has been reiterated on numerous occasions by members of the Office of Chief Counsel.

As the Company understands the Staff’s concerns relating to Rule 415 in this context, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Company understands that the Staff believed that public investors could be harmed and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the offerings were announced, the stock prices often fell, with the result that the issuer would ultimately issue significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Company understands that the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the adverse impacts of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered for resale.

The Company understands that, in order to monitor these types of transactions, it is the Staff’s practice to compare the number of shares an issuer seeks to register with the number of shares outstanding and held by non-affiliates prior to the offering in question. As the Company

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understands this practice, the Staff looks more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer seeks to register more than one-third of its public float, the Staff examines in particular whether a secondary offering might be a “disguised” primary offering for Rule 415 purposes. The Company further understands that this test is intended to be a mere screening tool and is not intended to substitute for a complete analysis of the factors cited in the Interpretation and discussed above and below. As far as the Company is aware, no rule-based rationale for the one-third screening threshold has ever been articulated by the Staff. In partial response to concern over the Staff’s interpretive position, the Company further understands that the Staff’s focus shifted to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the Company respectfully submits that the terms of the Financing do not implicate any of the concerns leading to the focus on extreme convertible situations.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis (i.e., an illegal distribution of shares can take place when the amount of shares involved is less than one-third of the non-affiliate float). In fact, for the reasons noted above relating to the relative illiquidity of the Company’s securities, the Company submits that it would be significantly easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company such as the Company, it is very difficult for the investors to exit the stock in market transactions. Contrary to the Staff’s screening criteria, the Company submits that the larger the investment, the harder it may be for an investor to effect a distribution, particularly in the case of a small public company with a limited trading market.

The Company further submits that limiting resale offerings to one-third of the public float seemingly contradicts other interpretative positions of the Staff. For example, Interpretation 612.12 describes a scenario where a holder of 73% of the outstanding stock would be able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

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The Investors beneficially own well below 73% of the outstanding Common Stock and, the Company believes, are not properly considered controlling persons with respect to the Company. In addition, Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions support the Company’s belief that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

A singular focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The Company notes that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, the Company believes that there is no basis to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, the Company does not believe that the Financing should raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register. The Company notes that the number of shares that the Company is registering represents 20% of the Conversion Shares; at present, a significantly smaller number of shares is presently issuable after giving effect to the ownership “blocker.”

Based on the foregoing facts, the Company believes that it should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

Neither of the Investors is in the business of underwriting securities. As described above, the Investors are private investment funds that buy and sell portfolio securities for their own accounts based on the fundamentals of the portfolio companies they invest in. Both of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

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Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company. The Investors conducted extensive due diligence on the Company’s operations and technology and, as a result of this due diligence, committed in September 2011 to invest in the Company. At this point, the Investors have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and have no realistic alternative but to hold the vast majority of their shares for a considerable period of time, even after the Registration Statement is declared effective. The Company believes that the number of shares covered by the Registration Statement that are potentially presently issuable is reasonable in relation to other transactions that have been reviewed and approved by the Staff. Additionally, the Company notes that neither of the Investors is in the business of underwriting securities. In these circumstances, the Company believes that the offering it seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

The Investors Are Not Underwriters

Section 2(11) of the Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking....”

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the Financing is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant.” Further, as also demonstrated above, no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Because there is no distribution of securities on behalf of an issuer, there is no underwriting and the Investors should not be characterized as “underwriters” within the meaning of the Act. To the extent that the Staff views the amount of shares issuable to the Investors upon conversion of the Preferred Stock as evidence that they are acting as “underwriters,” the Company respectfully submits that such a view appears to be based solely on the presumptive underwriter doctrine, which the Company understands has been out of favor for more than 20 years and seemingly is at odds with other Staff interpretations, such as Interpretations 612.02 and 216.14 described above.

Conclusion

For all of the foregoing reasons, the Company believes that it should be permitted to proceed with the registration of the shares issuable in the Financing and respectfully submits that the offering contemplated by the Registration Statement is permitted under Rule 415. Furthermore, the Company believes that the Investors are not “underwriters” under the Act with respect to the offering contemplated by the Registration Statement.

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*        *        *         *        *

Please do not hesitate to call me at (415) 315-6395 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:        Geert Cauwenbergh, Dr. Med. Sc., RXi Pharmaceuticals Corporation